UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MICROMET, INC.

(Name of Subject Company)

ARMSTRONG ACQUISITION CORP.

(Offeror)

AMGEN INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.00004 PAR VALUE

(Title of Class of Securities)

59509C105

(Cusip Number of Class of Securities)

David J. Scott, Esq.

Senior Vice President, General Counsel and Secretary

One Amgen Center Drive

Thousand Oaks, California 91320-1700

(805) 447-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Francis J. Aquila, Esq.

Eric M. Krautheimer, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,255,747,416	$143,908

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $11.00, the tender offer price, by (b) the sum of (i) 92,375,454, the issued and outstanding shares of Micromet common stock, (ii) 14,017,356, the number of shares of Micromet common stock issuable by Micromet upon the exercise of outstanding stock options pursuant to Micromet’s stock option plans and (iii) 7,766,046, the number of shares of Micromet common stock issuable by Micromet upon the exercise of outstanding warrants. The foregoing share figures have been provided by the issuer to the offerors and are as of January 25, 2012, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by .0001146.

☐	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Amgen Inc., a Delaware corporation (“Amgen”), and Armstrong Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Amgen. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.00004 per share (together with the associated preferred stock purchase rights, the “Shares”), of Micromet, Inc., a Delaware corporation (“Micromet”), at $11.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, dated February 2, 2012, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

See Exhibit Index.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2012

AMGEN INC.

By:	/s/ Robert A. Bradway
Name: Robert A. Bradway
Title: President and Chief Operating Officer

ARMSTRONG ACQUISITION CORP.

By:	/s/ David J. Scott
Name: David J. Scott
Title: Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated February 2, 2012.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement as published in the Wall Street Journal on February 2, 2012.

(a)(1)(vii)	Joint Press Release issued by Amgen and Micromet dated January 26, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Amgen with the Securities and Exchange Commission on January 26, 2012).

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D-9 of Micromet filed February 2, 2012, incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of January 25, 2012, by and among Amgen, Purchaser and Micromet (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Amgen with the Securities and Exchange Commission on January 26, 2012).

(d)(2)	Amendment to Executive Employment Agreement, dated as of January 24, 2012, by and among Micromet, Amgen and Patrick A. Baeuerle (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Micromet with the Securities and Exchange Commission on January 27, 2012).

(d)(3)	Amendment to Executive Employment Agreement, dated as of January 24, 2012, by and among Micromet, Amgen and Jan Fagerberg (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Micromet with the Securities and Exchange Commission on January 27, 2012).

(d)(4)	Award Agreement, dated January 24, 2012, by and between Amgen and Patrick A. Baeuerle.

(d)(5)	Form of Tender and Support Agreement, among Amgen, Purchaser and certain stockholders of Micromet (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K filed by Amgen with the Securities and Exchange Commission on January 26, 2012).

(d)(6)	Confidentiality Agreement, dated August 11, 2011, between Amgen and Micromet.

(d)(7)	Amendment No. 1 to Confidentiality Agreement, dated January 6, 2012, between Amgen and Micromet.

(g)	Not applicable.

(h)	Not applicable.